UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 28, 2026

TRANQUIL HEALTHCARE FUND I, LLC

(Exact name of issuer as specified in its charter)

Delaware	39-5126583
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West 41st Street

New York, NY 10036

(Address of principal executive offices)

646-902-4953

(Issuer’s telephone number, including area code)

Class A Preferred Shares (represents a Class A Preferred limited liability interest)

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Credit Agreement

On July 28, 2026, Tranquil Healthcare Fund I, LLC (the “Company”) entered into a credit agreement (the “Credit Agreement”) with T7X Assets LLC (the “Lender”), an affiliate of T7X Equity Inc., the Company’s transfer agent. Pursuant to the Credit Agreement, the Lender agreed to make available to the Company a non-revolving credit facility in an aggregate principal amount of up to $200,000. Advances under the Credit Agreement may be used solely to fund expenses approved by the Company and the Lender relating to media, advertising, marketing, investor awareness, investor acquisition, public relations, digital marketing and related campaigns (the “Approved Expenses”).

The Lender may make advances by paying vendors and other service providers directly on behalf of the Company. Each such payment will constitute an advance to the Company under the Credit Agreement as of the date the payment is made. Each advance will bear interest at a fixed rate of 7.00% per annum and will mature six months after the date of the applicable advance. The Company’s obligations under the Credit Agreement are unsecured, and the Company may prepay outstanding principal and accrued interest at any time without penalty.

As of the date hereof, no advances have been made under the Credit Agreement and no principal amount is outstanding.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the form of Credit Agreement filed as Exhibit 6.1 and incorporated herein by reference.

Updated Investor Presentation

On July 28, 2026, the Company made available an updated investor presentation (the “Investor Presentation”) in connection with the Company’s ongoing offering of Class A Preferred Shares pursuant to its Offering Statement on Form 1-A, which was qualified on June 29, 2026. The Investor Presentation was updated primarily to reflect that the Offering Statement has been qualified by the Securities and Exchange Commission and that prospective investors may submit subscription documents directly to the Company.

A copy of the Investor Presentation is filed as Exhibit 99.1 to this Current Report on Form 1-U and is incorporated herein by reference.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of Credit Agreement between Tranquil Healthcare Fund I, LLC and T7X Assets LLC
99.1	Investor Presentation

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANQUIL HEALTHCARE FUND I, LLC

By: Tranquil Healthcare Holdings, Inc. Its Manager

By: /s/ Tyler Ehler
Name: Tyler Ehler Title: Chief Executive Officer of Manager Date: July 28, 2026

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